UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                       INFORMATION STATEMENT PURSUANT
                           TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.    )*

                              REDFED BANKCORP INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  757341 10 2
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G


CUSIP NO. 757341 10 2                                        PAGE 2 OF 4 PAGES

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NYL Trust Company    EIN # 13-3808042

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK, NEW YORK

NUMBER OF               5.    SOLE VOTING POWER                   498,715
SHARES
BENEFICIALLY            6.    SHARED VOTING POWER                       0
OWNED BY
EACH                    7.    SOLE DISPOSITIVE POWER              498,715
REPORTING
PERSON                  8.    SHARED DISPOSITIVE POWER                  0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                            498,715

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  9.1%

12.   TYPE OF REPORTING PERSON*

            BK

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

               United States Securities and Exchange Commission
                            Washington, D.C. 20549
                                 Schedule 13G
                   Under The Securities Exchange Act of 1934


CUSIP NO. 757341 10 2                                        PAGE 3 OF 4 PAGES

Item 1(a)   Name of issuer:  RedFed Bancorp Inc.

Item 1(b)   Addres of issuer's principal executive offices:

                 300 East State Street
                 Redlands, CA 92373

Item 2(a)   Name of person filing:  NYL Trust Company
Item 2(b)   Address of principal business office:
                  51 Madison Avenue, Room 117A
                  New York, NY 10010
Item 2(c)   Citizenship:  See item 4 of Cover Page
Item 2(d)   Title of class of securities:  See Cover Page
Item 2(e)   CUSIP No.:  See Cover Page

Item 3(b)   Type of person:  See item 12 of Cover Page

Item 4(a) Amount beneficially owned: NYL Trust Company, in its capacity as trustee of the Redlands Federal Bank Employee 401(k) Savings Plan and the Redlands Federal Bank Employee Stock Ownership Plan, may be deemed the beneficial owner of 498,715 shares of common stock of the issuer which are owned by the Plan on behalf of numerous participants.

Item 4(b)   Percentage of class:  9.1%

Item 4(c) For information regarding voting and dispositive power with respect to the above listed shares see items 5-8 of Cover Page.

Item 5      Ownership of 5 percent or less of a class:  Not Applicable

Item 6      Ownership of more than 5 percent on behalf of another person:
            Shares as to which this schedule is filed are owned by the Redlands Federal Bank Employee 401(k) Savings Plan and the Redlands Federal Bank Employee Stock Ownership Plan on behalf of numerous participants, which participants receive dividends and the proceeds from the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class except as follows: None

Item 7 Identification and classification of members of the subsidiary which acquired the security being reported on by the parent holding
            company:     Not Applicable

CUSIP NO. 757341 10 2                                       PAGE 4 of 4 PAGES


Item 8      Identification and classification of members of the group:
            Not Applicable

Item 9      Notice of dissolution of group:  Not Applicable

Item 10 Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  FEBRUARY 7, 1997



                              /s/ WILLIAM V. ZALESKI
                              -----------------------------------------------
                              Name/Title   William V. Zaleski, President
                                           NYL Trust Company